                         SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO.  )*


                           HARRINGTON FINANCIAL GROUP, INC.
- --------------------------------------------------------------------------------
                                   (NAME OF ISSUER)


                       COMMON STOCK, $.125 PAR VALUE PER SHARE
- --------------------------------------------------------------------------------
                            (TITLE OF CLASS OF SECURITIES)


                                     413801 10 1
- --------------------------------------------------------------------------------
                                    (CUSIP NUMBER)



                                  Douglas T. Breeden
                                   100 Europa Drive
                             Chapel Hill, North Carolina
                                         27514
                                    (919) 967-7221

- --------------------------------------------------------------------------------
               (NAME, ADDRESS, TELEPHONE NUMBER OF PERSONS AUTHORIZED
                        TO RECEIVE NOTICES AND COMMUNICATIONS)

                                     May 6, 1996
- --------------------------------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)











                                  Page 1 of 7 Pages
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CUSIP No.  413801 10 1                13D        Page 2 of 7 Pages

- --------------------------------------------------------------------------------
             1   NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 Douglas T. Breeden
- --------------------------------------------------------------------------------
             2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                      (b) [ ]

- --------------------------------------------------------------------------------
             3   SEC USE ONLY

- --------------------------------------------------------------------------------
             4   SOURCE OF FUNDS*

                 PF, BK
- --------------------------------------------------------------------------------
             5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]


- --------------------------------------------------------------------------------
             6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
- --------------------------------------------------------------------------------
              NUMBER OF       7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY            1,349,790
            OWNED BY EACH   ----------------------------------------------------
              REPORTING       8     SHARED VOTING POWER
             PERSON WITH            14,000
                            ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    1,349,790
                            ----------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    14,000
- --------------------------------------------------------------------------------
            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                 1,363,790
- --------------------------------------------------------------------------------
            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                   [ ]

- --------------------------------------------------------------------------------
            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 41.8%
- --------------------------------------------------------------------------------
            14   TYPE OF REPORTING PERSON*

                 IN
- --------------------------------------------------------------------------------

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CUSIP No.  413801 10 1                13D        Page 3 of 7 Pages


ITEM 1.  SECURITY AND ISSUER

    The securities as to which this Schedule 13D ("Schedule") relate are the shares of common stock, $.125 par value per share ("Common Stock"), of Harrington Financial Group, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 722 Promenade, Richmond, Indiana 47375.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)  Douglas T. Breeden ("Reporting Person").

         (b) The Reporting Person's business address is 100 Europa Drive, Chapel Hill, North Carolina 27514.

         (c) The Reporting Person is the Chairman of the Board of Directors of the Issuer. The Reporting Person is also Chairman of the Board, President and Chief Executive Officer of Smith Breeden Associates, Inc. ("Smith Breeden"). Smith Breeden renders investment advice and asset and liability management services to financial institutions, corporate and government pension plans, foundations and government agencies.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         (f)  The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person acquired 210,122 shares of Common Stock on May 6, 1996 at $10.00 per share for an aggregate purchase price of $2,101,220 in the Issuer's initial public offering. The funds for such purchase were derived from bank loans from Wachovia Bank and NationsBank in the aggregate amount of $2.1 million. The Reporting Person also acquired in open market purchases the following: 2,000 shares on May 17, 1996 at $10.75 per share (aggregate purchase price of approximately $21,500), 1,000 shares on August 6, 1996 at $9.75 per share (aggregate purchase price of approximately $9,750), 2,000 shares on August 6, 1996 at $10.00 per share (aggregate purchase price of approximately $20,000), 2,000 shares on August 7, 1996 at $10.00 per share (aggregate purchase price of approximately $20,000),

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CUSIP No.  413801 10 1                13D        Page 4 of 7 Pages



5,000 shares on August 8, 1996 at $10.00 per share (aggregate purchase price of approximately $50,000), and 2,000 shares on August 14, 1996 at $10.25 per share (aggregate purchase price of approximately $20,500). In addition, the Reporting Person's wife acquired 10,000 shares of Common Stock at $10.00 per share for an aggregate purchase price of $100,000 and 4,000 shares of Common Stock as custodian for their children at $10.00 per share for an aggregate purchase price
of $40,000 on May 6, 1996 in the Issuer's initial public offering.   The funds
for these purchases were derived from personal funds. The Reporting Person also owns 1,125,668 shares of Common Stock, which were acquired more than 60 days prior to the Issuer's initial public offering. An aggregate of 1,053,668 shares owned by the Reporting Person have been pledged to secure repayment of certain indebtedness subsequent to their acquisition for various bank loans and margin accounts.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person is presently the Chairman of the Board of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.

         The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

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CUSIP No.  413801 10 1                13D        Page 5 of 7 Pages



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially owns 1,363,790 shares of Common Common Stock of the Issuer which represents approximately 41.8% of the outstanding shares of Common Stock. As of August 31, 1996, 3,256,738 shares of Common Stock were outstanding. The Reporting Person also has been granted options to purchase an aggregate of 16,000 shares of Common Stock, which are exercisable between December 15, 1997 and January 15, 1998 at $7.50 per share and are not currently deemed to be beneficially owned by the Reporting Person.

         (b) The Reporting Person has sole voting and dispositive power with respect to 1,349,790 shares of Common Stock. The Reporting Person may be deemed to have shared voting and dispositive power with respect to 10,000 shares of Common Stock held by his wife and 4,000 shares held by his wife as custodian for their children.


         (c) The Reporting Person purchased 210,122 shares of Common Stock on May 6, 1996 at $10.00 per share for an aggregate purchase price of $2,101,220 in the Issuer's initial public offering. The Reporting Person also acquired in open market purchases the following: 2,000 shares on May 17, 1996 at $10.75 per share (aggregate purchase price of approximately $21,500), 1,000 shares on August 6, 1996 at $9.75 per share (aggregate purchase price of approximately $9,750), 2,000 shares on August 6, 1996 at $10.00 per share (aggregate purchase price of approximately $20,000), 2,000 shares on August 7, 1996 at $10.00 per share (aggregate purchase price of approximately $20,000), 5,000 shares on August 8, 1996 at $10.00 per share (aggregate purchase price of approximately $50,000), and 2,000 shares on August 14, 1996 at $10.25 per share (aggregate purchase price of approximately $20,500). The Reporting Person's wife purchased 10,000 shares of Common Stock at $10.00 per share for an aggregate purchase price of $100,00 and purchased 4,000 shares at $10.00 per share for an aggregate purchase price of $40,000 on May 6, 1996 as custodian for their children in the Issuer's initial public offering. The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

         (d)  Not Applicable.

         (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer,

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CUSIP No.  413801 10 1                13D        Page 6 of 7 Pages



other than the bank loans and pledges of securities described in Item 3 above. The Reporting Person is the Chairman of the Board of Directors of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons. The Reporting Person is also Chairman of the Board, President and Chief Executive Officer of Smith Breeden, who provides financial and investment advice to the Issuer and Harrington Bank, FSB, a wholly-owned subsidiary of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Not applicable.

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CUSIP No.  413801 10 1                13D        Page 7 of 7 Pages


                                      SIGNATURES




    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.






                                               /s/Douglas T. Breeden
                                               -------------------------------
                                               Douglas T. Breeden




                                               Date:  September 10, 1996